July 30, 2009
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3010
Washington, D.C. 20549

Attn:	Mr. Tom Kluck, Legal Branch Chief
Ms. Erin Martin, Attorney-Advisor

	Re:	NetREIT
Preliminary Proxy Statement on Schedule 14A
Filed July 15, 2009
File No. 000-53673
Ladies and Gentlemen:
NetREIT’s (“Company”) responses below are responding to the comments in the Staff’s letter of July 28, 2009 regarding the above-referenced Preliminary Proxy Statement filed on July 15, 2009.
The Company’s responses below are presented in the same numbers as the Staff’s comments in that letter. Additions are shown in bold text, and deletions are shown in strikethrough.
General
Please disclose the vote required for approval or election of the proposal presented in your preliminary proxy statement.
1.	The Company has amended the section titled “VOTING PROCEDURES” with the additional information.
The presence of the holders of a majority of outstanding shares entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Shares that abstain from voting on any proposal and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker, or other holder of record holding shares for a beneficial owner does not vote because that holder does not have discretionary voting power and has not received voting instructions from the beneficial owner. Each outstanding share entitles the holder to one vote on all matters presented to shareholders for a vote with the exception that shareholders have cumulative voting rights with respect to the election of the Company’s Board of Directors.
Provided that a quorum exists, the eight nominees for Director who receive the most votes will be elected. The provisions of the proposed revised Bylaws may only be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote, or 4,071,279 shares.

2.	Proposal 2, page 5 C. Proposal to Amend the Company’s Bylaws to require 66 2/3 Majority...page 6

The SEC correctly noted that the proposed language was contradictory to Company’s stated intent. It was the Company’s intent to conform the minimum number of Directors to match the minimum number of five (5) and in conjunction with California law, require a super-majority in order to reduce that minimum number of Directors to a number less than five (5). As such, the language proposed for the amended bylaws has been revised as follows.

Background of Proposal

Article IV, Section 2 of the Bylaws currently states that an amendment reducing the fixed number or the minimum directors to a number less than four (4) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than sixteen and two-thirds percent (16-2/3) of the outstanding shares entitled to vote thereon.

The Board has reviewed the current Bylaws and California law and, in conjunction with Proposal 2A, the Board recommends amending Article IV to state that a bylaw or amendment of the articles reducing the fixed number or the minimum number of Directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than 16 2/3% (sixteen and two thirds percent) of the outstanding shares entitled to vote.

~~The pertinent section of California law, as written, states that after the issuance of shares, a bylaw or amendment of the articles reducing the fixed number or the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than 162/3 percent of the outstanding shares entitled to vote [emphasis added].~~

In order to maintain the integrity and consistency of the Directors and the Board and in compliance with California law and in the best interest of the Shareholders, the Company believes a super-majority vote of outstanding shares should be required to reduce the number of Directors below the minimum number of less than five (5). The Company further believes the threshold for the minimum number of Directors requiring the super majority vote should equal the minimum number of five (5) Directors proposed in 2A. ~~While the number written in the California law is ambiguous and subject to potentially more than one mathematical interpretation, a super-majority of sixty-six and two-thirds (66 & 2/3) would exceed any minimum percentage that could be interpreted as required by California law.~~

Article IV Section 2 Number and Qualification of Directors

New Bylaws	Old Bylaws

The indefinite number of Directors may be changed, or a definite number fixed without provision for an indefinite number, but a duly adopted amendment to the Articles of Incorporation or by an amendment to this Bylaw duly adopted by the vote or written consent of holders of a majority of outstanding shares entitled to vote; provided however than an amendment reducing the fixed number or the minimum Directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to or more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote thereon. No amendment may change the stated maximum number of authorized Directors to a number greater than two times the stated minimum number minus one.

The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, but a duly adopted amendment to the Articles of Incorporation or by an amendment to this Bylaw duly adopted by the vote or written consent of holders of a majority of outstanding shares entitled to vote; provided however than an amendment reducing the fixed number or the minimum directors to a number less than four (4) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to or more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote thereon. No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number minus one.

E. Proposal to Amend Bylaws to allow additional company structures...Page 7
The SEC has requested the Company disclose the reasons for the proposal to allow the use of additional investment structures and the removal of the eighteen month restriction. The Company has clarified the reasons for the proposal in the language identified in bold below.
Background of Proposal
~~Since the inception of the Company, the number of investment structures currently in use and available to REITs has grown tremendously. As such, the Board believes that adding the additional as vehicles for real property ownership , while removing the eighteen month restriction, allows the Company greater flexibility and the ability to compete with other REITs that currently invest in these types of structures. Therefore the Board recommends the Shareholders approve this change.~~
This restriction is not required by any applicable law or governmental regulation. The Company placed this restriction on equity investments, including the 18 month restriction, in the Bylaws upon the initial private placement offering in response to the concerns of certain members of our selling group that the Company might invest in equity securities of other real estate programs instead of investing directly in real estate. REIT investment structures have since changed and greatly expanded as a result of federal income tax law changes and industry practices. As a result, the Board believes that this restriction is no longer necessary or in the best interest of our shareholders. The Board further believes that providing for specified equity investments and the deletion of the 18 month restriction will allow our Company greater flexibility and enable it to better compete with other REITs which take advantage of these types of investment structures. The Board recommends the Shareholders approve this change.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If, after review of this letter and the amended filings, you have additional comments or questions, please contact Kathryn Richman at (760) 471-8536 at your convenience.

Very truly yours,

/s/ Kenneth W. Elsberry
KENNETH W. ELSBERRY
CHIEF FINANCIAL OFFICER

cc:	Bruce J. Rushall, Esq.